United States
Securities and Exchange Commission
Washington, D.C. 20549

FIRST AMENDMENT TO FORM 1-A

Regulation A Offering Statement
Under the Securities Act of 1933

HOME VALLEY BANCORP

(Exact name of issuer as specified in its charter)

OREGON
(State of incorporation)

Robert J. Ward, Chief Executive Officer
110 SW 4th Street
Grants Pass, Oregon 97528
Telephone: (541) 955-7082
Facsimile: (541) 955-7185

With a copy to:
Bennett H. Goldstein, Esq..
2548 SW St. Helens Ct.
Portland, Oregon 97201
Telephone: (503) 294-0940
Facsimile: (503) 294-7918

(Name, address and telephone number of issuer's principal executive offices)

Robert J. Ward, CEO, 110 SW 4th Street, Grants Pass, Oregon 97528
Telephone: (541) 955-7082; Facsimile: (541) 955-7185

(Name, address and telephone number of agent for service)

6712
(Primary Standard Industrial Classification Number)

93-1259731
(I.R.S. Employer Identification Number)

AMENDMENT

Form 1-A filed July 26, 2002 is hereby amended to include the Rule 252 delaying notation on the cover of the Offering Circular.

OFFERING CIRCULAR

HOME VALLEY BANCORP

110 Southwest Fourth Street
P. O. Box 817
Grants Pass, Oregon 97528
Telephone number: (541) 955-7082

REC'D AUG X5 2002 OSBR

160,000 Shares of Common Stock

$9.00 Per Share

Home Valley Bancorp is offering 160,000 shares of its common stock, at an offering price of $9.00 per share, to existing shareholders and to new shareholders. The offering price has been determined solely by the Board of Directors, and should not be viewed as an indication of the price at which an investor or shareholder could sell the shares. The shares are offered exclusively through subscriptions, which Bancorp may accept or reject in its discretion. The offering has not been underwritten by an investment bank or other institution. The costs of the offering will be paid by Bancorp. All net proceeds will be used to increase capital and for general corporate and business purposes, including loans to customers, purchases of investment securities, and expanded efforts to grow deposits and other assets. The minimum investment amount is $1,800.00 (200 shares) for present shareholders, and $9,000.00 (1,000 shares) for new shareholders. Bancorp may terminate the offering at any time, whether or not all shares are sold. Although we expect to terminate the offering by October 31, 2002, we may also extend the offering beyond that date in our sole discretion. The offering will terminate when all 160,000 shares offered are sold.

The securities offered by this document are not savings accounts, deposit accounts or other obligations of a bank, and are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other governmental agency. Investing in and owning these securities involves substantial investment risk, including the possible loss of principal. See the "Risk Factors" section of this Offering Circular for information that should be considered by potential investors.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

These securities have not been approved or disapproved by the Federal Deposit Insurance Corporation or any state securities agency, nor has the Federal Deposit Insurance Corporation or any state securities agency and passed upon the accuracy or adequacy of this Offering Circular. Any representation to the contrary is a criminal offense. THIS OFFERING STATEMENT SHALL ONLY BE QUALIFIED BY ORDER OF THE COMMISSION, UNLESS A SUBSEQUENT AMENDMENT IS FILED INDICATING THE INTENTION TO BECOME QUALIFIED BY OPERATION OF THE TERMS OF REGULATION A.

	Offering Price	Underwriting Commissions[1]	Expenses of Offering[1]	Net Proceeds to Bancorp[1]
Per Share	$9.00	$.00	$0.66	$8.34
Total (160,000 maximum)	$1,440,000	$.00	$95,000	$1,345,000

[1] There is no underwriter for this offering. Officers and directors of Bancorp will sell shares to the public without commissions, but Bancorp may in its discretion retain commission-paid brokers in connection with this offering. Such commissions will not exceed 8%. Expense figures are an estimate only, and assume up to 50% of the offering will be placed through brokers. Actual commission expenses may be higher or lower. All expenses of the offering, including commissions, will be paid by Bancorp. Proceeds to Bancorp are net of estimated expenses. There is no assurance that Bancorp will receive all of the proceeds shown above.

The date of this Offering Circular is August 20, 2002.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Grants Pass, State of Oregon, on July 19, 2002.

Issuer: HOME VALLEY BANCORP

Robert J. Ward, President, Chief Executive Officer and Director

This offering statement has been signed by the following persons in the capacities and on the dates shown below.

	DATE
Robert J. Ward, President, Chief Executive Officer and Director	7/16, 2002
Ronald E. Brood, Director	2-16, 2002
Robert W. Brownell, Director	, 2002
Denver E. Huff, Director	7-16, 2002
Jerry F. Miller, Director	7-16, 2002
Dean G. Saxon, Director	, 2002
Richard J. Ward, Director	7/16, 2002